Exhibit 99.2

MANAGEMENT
DISCUSSION & ANALYSIS

For the nine-month period ended September 30, 2025

TABLE OF CONTENTS1

PREAMBLE3

PERIOD COVERED3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS3

TECHNICAL INFORMATION AND CAUTIONARY NOTE TO U.S. INVESTORS4

MARKET AND INDUSTRY DATA5

THE COMPANY5

CORPORATE STRUCTURE5

VALUE PROPOSITION6

HIGHLIGHTS7

BUSINESS LINES8

Projects Overview8

MATAWINIE MINE PROJECT10

Phase-1 Matawinie Mine Demonstration Plant10

Phase-2 Matawinie Mine10

BÉCANCOUR BATTERY MATERIAL PLANT PROJECT10

Phase-1 Battery Material Demonstration Plants10

Phase-2 Bécancour Battery Material Plant11

UATNAN MINING PROJECT11

COMMERCIAL STRATEGY11

SALES11

MARKET UPDATE13

RESPONSIBILITIES14

GOVERNANCE14

RISKS14

FINANCING15

QUARTERLY RESULTS16

OTHER FINANCIAL INFORMATION17

THREE AND NINE-MONTH PERIOD RESULTS17

MINING PROJECTS EXPENSES17

BATTERY MATERIAL PLANT PROJECT EXPENSES18

GENERAL AND ADMINISTRATIVE EXPENSES19

NET FINANCIAL COSTS20

Management Discussion and Analysis	1

LIQUIDITY AND FUNDING20

OPERATING ACTIVITIES21

INVESTING ACTIVITIES21

FINANCING ACTIVITIES21

ADDITIONAL INFORMATION21

RELATED PARTY TRANSACTIONS21

OFF-BALANCE SHEET TRANSACTIONS22

CRITICAL ACCOUNTING ESTIMATES, NEW ACCOUNTING POLICIES, JUDGEMENTS AND ASSUMPTIONS22

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT22

CONTRACTUAL OBLIGATIONS AND COMMITMENTS22

CAPITAL STRUCTURE22

SUBSEQUENT EVENTS TO september 30, 202522

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING22

Disclosure Controls and Procedures22

Internal Controls over Financial Reporting22

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE23

Management Discussion and Analysis	2

PREAMBLE

This Management Discussion and Analysis (“MD&A”) dated November 11, 2025, has been prepared according to Regulation 51-102 of the continuous disclosure requirements and approved by the Board of Directors of Nouveau Monde Graphite Inc. (the “Company” or “NMG”).

This MD&A should be read in conjunction with the Company’s condensed consolidated interim unaudited financial statements for the nine-month period ended September 30, 2025, and the consolidated audited financial statements for the years ended December 31, 2024, and December 31, 2023, and related notes. The Company’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS Accounting Standards”), as published by the International Accounting Standards Board (“IASB”). All monetary amounts included in this MD&A are expressed in thousands of Canadian dollars (“CAD”), the Company’s reporting and functional currency, unless otherwise noted.

PERIOD COVERED

This MD&A report is for the nine-month period ended September 30, 2025, with additional information up to November 11, 2025.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future events or future financial or operating performance of the Company and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “aim”, “anticipate”, “aspire”, “attempt”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “mission”, “plan”, “potential”, “predict”, “progress”, “outlook”, “schedule”, “should”, “study”, “target”, “will”, “would” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the intended construction and commissioning of the Matawinie Mine Project (as defined herein), and the Bécancour Battery Material Plant Project (as defined herein), including the initial facility to support the 2025 Panasonic Energy Binding Offtake Agreement (as defined herein), the intended development of the Matawinie Mine property, the intended development of the Uatnan Mining Project (as defined herein), the intended execution strategy of the Company’s projected development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project, including the possibility of sequencing of the financing in stages, product development efforts, including the ability to obtain sufficient financing for the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project on favorable terms for the Company, including the completion of the financing and the FID (as defined herein), the Company’s development activities and production plans, including the operation of the shaping demonstration plant, the coating demonstration plant and the concentrator demonstration plant, the ability to achieve the Company’s environmental, social and governance (“ESG”) initiatives, the execution of agreements with First Nations, communities and key stakeholders on favorable terms for the Company, including the conclusion of definitive agreements with the Government of Canada and the Manufacturer (as defined herein), the Company’s ability to provide high-performing and reliable advanced materials while promoting sustainability and supply chain traceability, including the Company’s green and sustainable lithium-ion active anode material initiatives, the Company’s ability to establish a local, carbon-neutral, and traceable turnkey supply of graphite-based advanced materials for the Western World, the Company’s electrification strategy and its intended results, market trends, the consumers demand for components in lithium-ion batteries for EVs (as defined herein), energy storage solutions, defense and other applications, the Company’s competitive advantages, macroeconomic conditions, the impact of applicable laws and regulations, the current geopolitical conditions, the results of the integrated feasibility

Management Discussion and Analysis	3

study, preliminary economic assessment for the Uatnan Mining Project and any other feasibility study and preliminary economic assessments and any information as to future plans, performance and outlook for the Company are or involve forward looking-statements.

Forward-looking statements are based on reasonable assumptions that have been made by the Company as at the date of such statements and are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to, general business and economic conditions, the actual results of current development, engineering and planning activities, access to capital and future prices of graphite, mining development activities inherent risks, the speculative nature of mining development, changes in mineral production performance, the uncertainty of processing the Company’s technology on a commercial basis, development and production timetables, competition and market risks; pricing pressures, other risks of the mining industry and the geopolitical conditions, and additional engineering and other analysis is required to fully assess their impact, the fact that certain of the initiatives described in this MD&A, are still in the early stages and may not materialize, business continuity and crisis management, political instability and international conflicts; and such other assumptions and factors as set out herein and in this MD&A, and additionally, such other factors discussed in the section entitled “Risk Factors” in the Company’s most recent annual information form, which is available under the Company’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that may cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that the list of risks, uncertainties, assumptions and other factors are not exhaustive. The Company does not undertake to update or revise any forward-looking statements that are included in this MD&A, whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws. Additional information regarding the Company can be found in the most recent annual information form, which is available under the Company’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

TECHNICAL INFORMATION AND CAUTIONARY NOTE TO U.S. INVESTORS

Scientific and technical information in this MD&A has been reviewed and approved by Eric Desaulniers, geo, President and CEO for NMG, a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Further information about the Matawinie Mine Project and the Bécancour Battery Material Plant Project, including a description of key assumptions, parameters, methods, and risks, is available in a technical report following NI 43-101 rules and guidelines, titled “NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and Bécancour Battery Material Plant Integrated Graphite Projects”, effective March 25, 2025, and available on SEDAR+ and EDGAR (the “Updated Feasibility Study”). Further information about the Uatnan Mining Project, including a description of key assumptions, parameters, methods, and risks, is available in a technical report following NI 43-101 rules and guidelines, titled “NI 43-101 Technical Report – PEA Report for the Uatnan Mining Project”, effective January 10, 2023, and available on SEDAR+ and EDGAR (the “2023 PEA”).

Disclosure regarding Mineral Reserve and Mineral Resource estimates included herein were prepared in accordance with NI 43-101 and applicable mining terms are as defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council (the “CIM Definition Standards”), as required by NI 43-101. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with the CIM Definition Standards, as required by NI 43-101.

Management Discussion and Analysis	4

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs from the disclosure requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to U.S. companies. Accordingly, information contained herein may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC reporting and disclosure requirements.

MARKET AND INDUSTRY DATA

Market and industry data presented throughout this MD&A was obtained from third-party sources and industry reports, publications, websites, and other publicly available information, as well as industry and other data prepared by the Company or on behalf of the Company based on its knowledge of the markets in which the Company operates, including but not limited to information provided by suppliers, partners, customers, and other industry participants.

The Company believes that the market and economic data presented throughout this MD&A is accurate as of the date of publication and, with respect to data prepared by the Company or on behalf of the Company, that estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this MD&A are not guaranteed and the Company does not make any representation as to the accuracy of such data and the Company does not undertake to update or revise such data. Actual outcomes may vary materially from those forecasted in such reports or publications, and the potential for material variations can be expected to increase as the length of the forecasted period increases. Although the Company believes it to be reliable as of the date of publication, the Company has not independently verified any of the data from third-party sources referred to in this MD&A, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any statistical survey.

THE COMPANY

CORPORATE STRUCTURE

The Company was established on December 31, 2012, under the Canada Business Corporations Act. NMG’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

The Company’s shares are listed under the symbol NMG on the New York Stock Exchange (“NYSE”) and NOU on the Toronto Stock Exchange (“TSX”).

In view of the final investment decision (“FID”) on its Phase-2 projects, the Company incorporated NMG Matawinie Inc. and NMG Bécancour Inc. on June 20, 2025. The Corporation now has four subsidiaries (with equity ownership indicated below) namely:

Management Discussion and Analysis	5

The Company’s consolidated financial statements have been prepared using accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, the next twelve months.

Management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures. These circumstances indicate the existence of material uncertainties that cast substantial doubt upon the Company’s ability to continue as a going concern and, accordingly, the appropriateness of the use of IFRS Accounting Standards applicable to a going concern.

The Company’s ability to continue future operations and fund its development and acquisition activities is dependent on management’s ability to secure additional financing, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company.

Although management has taken steps to verify the ownership rights in mining properties in which the Company holds an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the title property for the Company. The title may be subject to unregistered prior agreements and may not comply with regulatory requirements.

VALUE PROPOSITION

NMG is an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral advanced graphite materials. The Company is developing in Québec, Canada, a fully integrated ore-to-processed-graphite value chain to serve tomorrow’s industries in energy, defense, technology, and manufacturing. With recognized ESG standards and structuring partnerships with major customers, NMG is set to become a strategic supplier of advanced materials to leading specialized manufacturers while promoting sustainability, innovation, and supply chain traceability.

Vision	To accelerate the transition to a decarbonized and just future.
Mission	To become the industry benchmark by producing high-quality graphite solutions responsibly and safely.
Values	Caring, responsibility, openness, integrity, and entrepreneurial spirit.

Based in Québec, Canada, the Company’s activities are focused on the planned Matawinie graphite mine and concentrator (the “Matawinie Mine”) and the planned commercial value-added graphite products transformation facilities (the “Bécancour Battery Material Plant”), both of which are progressing concurrently towards FID in view of commercial operations. NMG is also planning the development of the Uatnan mining project (the “Uatnan Mining Project”) as a subsequent expansion phase. Underpinning these projects are NMG’s Matawinie and Lac Guéret graphite deposits and clean hydroelectricity powering its operations. The Company is developing what is projected to be North America’s one of the first and largest fully integrated natural graphite production.

Management Discussion and Analysis	6

HIGHLIGHTS

»	Multi-year offtake agreements and arrangements, including take-or-pay provisions, with tier-1 commercial partners to supply and market NMG’s Phase-2 future production to strategic industries in North America, Europe and allied countries, providing market diversification and reducing project risks.
»	Signature of binding supply and marketing term sheets with the Government of Canada providing for an aggregate 30,000 tonnes per annum (“tpa”) of graphite concentrate to be placed with Canada and allied countries or entities for strategic applications, with a seven-year offtake term, which contain conditions precedent.
»	Revised binding offtake agreement with Panasonic Energy Co., Ltd. (“Panasonic Energy”), a wholly owned subsidiary of Panasonic Holdings Corporation (“Panasonic”) to fast-track the construction and launch of production of 13,000 tpa of active anode material via NMG’s Phase-2 integrated value chain.
»	Finalized updated commercial and marketing agreement with Traxys North America LLC (“Traxys”) for 20,000 tpa of graphite concentrate for the refractory market, including a firm take-or-pay volume, to be executed subject to Traxys board approval.
»	Ongoing negotiations with an established anode manufacturer (the “Manufacturer”) to secure up to 30,000 tpa of graphite concentrate, which would include a firm take-or-pay volume, from the Phase-2 Matawinie Mine to potentially support GM active anode material needs and other customers.
»	Matawinie Mine Project financing process progressing well with due diligence exercises nearing completion and long-form term sheet negotiations ongoing ahead of respective lenders’ credit committees.
»	Termination of the offtake and subscription agreements entered into with General Motors Holding in February 2024 effective as of November 30, 2025.
»	Progress on Phase-2 Matawinie Mine procurement through finalization of supply agreements for equipment packages, negotiation of contracts with key suppliers, and the launch of tenders for the construction phase.
»	Advancement in engineering, technological development, and project optimizations for an initial capacity of the Phase-2 Bécancour Battery Material Plant.
»	Recruitment of Arnaud Quatannens as Senior Director of Engineering, Battery Materials Plant to support the technical development of NMG’s processing activities.
»	Twelve-month rolling total recordable injury frequency rate (“TRIFR”) of 3.77 at the Company’s facilities (severity rate at 1.88) and 0 for contractors onsite; and no major environmental incidents.
»	Period-end cash position of $61,767.

Management Discussion and Analysis	7

BUSINESS LINES

Striving to establish a local, carbon-neutral, and traceable turnkey supply of graphite for the Western World, the Company is advancing an integrated business operation, from responsible mining to advanced processing. NMG is marketing its future production of graphite concentrate and active anode material to serve in lithium-ion batteries for EVs, energy storage solutions, and consumer technology applications, as well as niche applications in traditional, specialized, and defense industries.

The Company is carrying out a phased development plan for its Matawinie Mine and Bécancour Battery Material Plant (respectively, with the applicable demonstration plants (Phase 1), the “Matawinie Mine Project” and the “Bécancour Battery Material Plant Project” (Phase 2)) to derisk its projects and advance towards FID in view of commercial operations. To support growth and meet customers’ demand beyond its Phase 2, the Company is planning the development of the Uatnan Mining Project targeted as NMG’s Phase-3 expansion.

Projects Overview

Matawinie Mine Project

To support the development of the commercial operations of the Matawinie Mine (“Phase-2 Matawinie Mine”), NMG has optimized its processes, products, and operational practices using its Phase-1 Demonstration Plant. The Company is advancing detailed engineering, construction planning, and procurement activities, as well as the project financing structure with the various financial stakeholders engaged in the project to reach FID and launch construction of the Phase-2 Matawinie Mine.

A positive FID is dependent on the conclusions of the due diligence processes and negotiations with the various financial stakeholders, as well as conclusions of definitive and  bankable offtake agreements and project-related agreements with the Canadian Government, the Manufacturer and other customers.

Phase 1 – Matawinie Mine Demonstration Plant
Concentrator Demonstration Plant	In operation to support product sampling and qualification to customers’ specifications.
Phase 2 – Matawinie Mine

Mining decree obtained.

Some groundworks completed; shovel-ready in preparation for launch of construction upon a positive FID.

Active engineering, technological development, and project optimizations.

Detailed engineering, construction planning, and procurement advancing in parallel to project financing.

Management Discussion and Analysis	8

Bécancour Battery Material Plant Project

To support the development of the Bécancour Battery Material Plant (“Phase-2 Bécancour Battery Material Plant”), NMG continues to optimize its processes, products, and operational practices to align with Panasonic Energy’s technical requirements – using its Phase-1 Demonstration Plant and third-party facilities; refine environmental performance and operational parameters of the chemical purification technology; advance engineering; and progress with the project financing activities with the various financial stakeholders to reach FID and launch construction of an initial capacity on the Phase-2 Bécancour Battery Material Plant.

A positive FID is dependent on an updated financial model reflecting the initial capacity production plan, the conclusions of the due diligence processes and negotiations with the various financial stakeholders, as well as bankable offtake and project-related agreements with customers.

Phase 1 – Battery Material Demonstration Plants
Shaping Demonstration Plant	In operation to support product sampling and qualification to customers’ specifications. Ongoing testing is also being conducted at third-party facilities.
Purification Demonstration Plant	The decommissioning was substantially completed, while testing of chemical purification continued at third-party facilities.
Coating Demonstration Plant	In operation to support product sampling and qualification to customers’ specifications. Ongoing testing is also being conducted at third-party facilities.
Phase 2 – Bécancour Battery Material Plant	Advancement in engineering, technological development, and project optimizations for an initial capacity dedicated to fulfill Panasonic Energy’s offtake volume.
Uatnan Mining Project

To support the advancement of the Uatnan Mining Project, NMG continues to engage with the Innu First Nation of Pessamit to establish a collaboration model in view of advancing a feasibility study along with an environmental and social impact assessment. Additional funding will be required to support this development. The Company also aims at formalizing commercial engagement for this contemplated production.

The development of the project leading to governmental authorizations is dependent on positive studies results, successful public consultation and First Nation engagement, favorable market demand, and commercial interest.

Phase 3 – Uatnan Mining Project	Preliminary economic assessment (“2023 PEA”) completed; detailed work plan for subsequent studies ready for deployment. Assessment of potential sites for processing plants initiated.

Management Discussion and Analysis	9

MATAWINIE MINE PROJECT

NMG is advancing the development of its Matawinie graphite property, in which the Company owns a 100% interest, to produce about 106,000 tonnes per annum (“tpa”) of graphite concentrate over the 25-year life of mine.

Phase-1 Matawinie Mine Demonstration Plant

Since 2018, the Company has been operating a concentrator demonstration plant to qualify the Company’s graphite products, improve processes ahead of commercial operations, train employees, and test innovative technologies of tailings management and site restoration.

During the period, NMG completed the construction of key environmental infrastructure at the demonstration mining site and initiated new ore extraction campaigns to produce additional flake concentrate volumes at the Phase-1 Demonstration Plant. These volumes will enable supplementary product sampling and qualification for battery and strategic market segments.

Phase-2 Matawinie Mine

NMG is pursuing the development of the Phase-2 Matawinie Mine in preparation for FID and including a mine-dedicated National Instrument 43-101 feasibility study for the Phase-2 Matawinie Mine to reflect the updated commercial strategy. Upon a positive FID, the Matawinie Mine could be built and enter commercial production in less than three years.

»	Detailed engineering, including value engineering sessions, advance as planned to support key procurement activities.
»	Procurement progresses through technical reviews and finalization of supply agreements for important equipment packages, alongside the negotiation of contracts with key suppliers, and the launch of civil, concrete, and steel tenders for the construction phase.
»	Continued planning of project controls, construction schedule, and environment, health and safety programs.
»	Active collaboration with Caterpillar Inc. to plan prototype equipment testing at the site and configure optimal charging infrastructure strategy.

BÉCANCOUR BATTERY MATERIAL PLANT PROJECT

The Bécancour Battery Material Plant is planned to become NMG’s advanced processing platform, expected to be located in the heart of Québec’s “battery valley” and within an established industrial park equipped with key industrial infrastructure as well as hydroelectricity, an international port, railway, and expressway.

Phase-1 Battery Material Demonstration Plants

The Company is producing active anode material samples at its Phase-1  and third-party facilities to support commercial engagement, inform Phase-2 engineering, qualify vendors, and refine operational parameters.

Upon the completion of testing protocols at the Phase-1 Purification Demonstration Plant, NMG substantially completed the decommissioning. The Company leverages third-party facilities to purify its sample production, using the chemical process that has been selected for the Phase-2 operations.

»	Full-scale test campaigns, covering the extended value-added refining, are being carried out with Asian partners to refine processes’ parameters, confirm commercial flowsheet, test equipment selection, and provide data for the engineering and design review of the Phase-2 operations.
»	Testing is paired with comprehensive statistical analysis to develop products based on each manufacturer’s battery specifications.

Management Discussion and Analysis	10

Phase-2 Bécancour Battery Material Plant

NMG is assessing the commercial and technical feasibility of an initial capacity in the Phase-2 Bécancour Battery Material Plant, with a view to efficiently fulfilling its committed volumes for Panasonic Energy. NMG is actively advancing planning and engineering to scale the facility development.

»	Engineering is being supported by specialized Asian firms with expertise in the graphite and anode material industry.
»	Processing technologies are being optimized by leveraging data from large-scale testing at partnering facilities.
»	Advancement of the procurement strategy, including proactive risk mitigation for potentially sourcing out certain specialized equipment from China.

UATNAN MINING PROJECT

The Uatnan Mining Project is located in the Côte-Nord administrative region, Québec, Canada, approximately 220 km as the crow flies, north northwest of the closest community, the city of Baie-Comeau. It is accessible by paved and Class-1 forestry roads.

Leveraging the wholly-owned Lac Guéret Property, NMG, is planning the Uatnan Mining Project with a focus on battery material feedstock, with a targeted production of approximately 500,000 tpa of graphite concentrate over a 24-year life of mine, based on the Preliminary Economic Assessment published in 2023 in accordance with NI 43-101.

NMG is actively engaged with the Innu First Nation of Pessamit to define a shared development vision for the Uatnan Mining Project in view of the project’s next steps, namely the preparation of a feasibility study and an environmental and social impact assessment.

COMMERCIAL STRATEGY

With a diversified portfolio of products, NMG is aligning its business plan and associated commercial strategy to cater to energy, defense, technology, and manufacturing industries in the Western World and allied nations. The integrated material flowsheet developed for the Company’s Phase 2 is designed to maximize the production of high-value active anode material destined to the battery market segments while reserving jumbo and large high-purity flake graphite for specialty markets, with some flexibility in the allocation of volumes.

SALES

With evolving market conditions and project financing requirements, NMG has worked with its main customers to update existing commercial agreements. The Company has also rallied the Government of Canada’s support in aggregating demand from allied nations and strategic industrial stakeholders.

Panasonic Energy

The commercial agreement with Panasonic Energy has been revised (the “2025 Panasonic Energy Binding Offtake Agreement”) with the objective of advancing the production of 13,000 tpa of active anode material via NMG’s Phase-2 integrated value chain. Approximately 25,000 tpa of graphite concentrate is being reserved of the future Phase-2 Matawinie Mine production to execute this Panasonic Energy volume. NMG’s active anode material continues to progress through Panasonic Energy’s qualification protocol to confirm its quality and performance.

The sales price will be based on an agreed upon price formula linked to future prevailing market prices as well as a pricing mechanism to satisfy project financing ratios and ensure stable procurement for Panasonic Energy. The 2025 Panasonic

Management Discussion and Analysis	11

Energy Binding Offtake Agreement is subject to conditions precedent which are standard for a project of this nature, including among others, the successful start of commercial operation and final product qualification. It also contains standard termination rights for an agreement of this nature.

Panasonic Energy has reiterated its intent to support the development of NMG’s Phase-2 facilities, which may entail an equity investment by Panasonic at the Phase-2 Bécancour Battery Material Plant FID, in line with Panasonic’s initial investment in 2024.

Through the 2025 Panasonic Energy Binding Offtake Agreement, Panasonic Energy is set to leverage NMG’s fully integrated North American production, carbon neutrality profile, and proactive ESG practices for the establishment of a reliable, local, and responsible battery manufacturing value chain.

GM & Parallel Active Negotiation

NMG is in active negotiations with the Manufacturer to secure up to 30,000 tpa of graphite concentrate from the Phase-2 Matawinie Mine over an initial six-year period. The take-or-pay portion of this volume is expected to represent approximately 15,000 tpa, with sales pricing based on market indices with a floor price, which is intended to serve as feedstock for active anode material production.

NMG has and will continue to work towards a definitive agreement with the Manufacturer, which may entail an equity investment by the Manufacturer. In connection with this process, GM and NMG have agreed to terminate their previously announced supply and investment agreements effective November 30, 2025. GM is exploring with the Manufacturer, on a non-binding basis, a potential supply arrangement whereby GM would purchase a portion of the active anode material for use in the manufacture of GM’s EV batteries. The remainder of the volume is intended to be jointly commercialized by NMG and the Manufacturer to a list of lithium-ion battery customers. There can be no assurance that NMG will be able to conclude the definitive agreement with the Manufacturer nor that GM and Manufacturer will reach a definitive agreement.

Traxys

The commercial and marketing agreement with Traxys has been updated (“2025 Traxys Binding Offtake and Marketing Agreement”) to secure up to 20,000-tpa of graphite concentrate offtake from the Phase-2 Matawinie Mine. With an initial seven-year term, the agreement includes sales pricing based on market indices with 10,000 tpa of firm take-or-pay volume. The execution of the 2025 Traxys Binding Offtake and Marketing Agreement is subject solely to Traxys Board approval.

Traxys’ established relationships with hundreds of industrial customers enables NMG to tap into a stable, growing industry for refractory products in North America and Europe (Grand View Research, 2025).

Government of Canada

NMG has signed a binding term sheet with the Government of Canada for a seven-year offtake of 30,000 tonnes per annum (“tpa”) of graphite concentrate reserved for Canada and allied countries and entities for strategic applications and commercialization in domestic markets.

Through this commitment, the Government of Canada is set to secure 15,000 tpa of graphite concentrate on a take-or-pay basis at a fixed North American market price for a basket of products ranging from fine to large and jumbo flakes at a minimum 94% Cg purity level. This offtake framework is subject to NMG entering into offtake(s) with allied countries or entities on substantially the same terms for aggregate annual commitments equal to 15,000 tpa, and to satisfaction of all conditions precedent.

A marketing term sheet in relation to the Government of Canada’s committed volume allows NMG to market their

Management Discussion and Analysis	12

volume and includes a 50-50 profit split above the agreed upon fixed price net of any losses that the Government of Canada may have incurred and any marketing fees paid to NMG.

NMG and the Government of Canada will actively work towards finalizing the definitive agreements and obtaining the relevant governmental approvals, which includes the treasury board approval, due diligence, and the appropriation process. No assurance can be given that NMG will be able to conclude definitive agreements with allied countries, entities and/or the Government of Canada and will be able to satisfy all conditions precedent.

The Canadian Critical Minerals Strategy places graphite among a prioritized group of minerals designated to stimulate domestic manufacturing and build integrated supply chains. Supporting local graphite production and value-added processing is aligned with Canada’s strategy to develop critical minerals to fuel industrial growth, advance climate action, expand trade partnerships, and fulfill its investment commitment to NATO.

Business Development

In addition, the Company is actively engaged with other tier-1 potential customers interested in NMG’s Phase-2 production for natural flake graphite, active anode material, and/or specialized graphite materials for niche applications. The Company’s Phase-1 operations support technical marketing and product qualification efforts with said manufacturers.

MARKET UPDATE

FOB China prices for natural graphite and active anode materials have slightly lowered (Benchmark Mineral Intelligence, October 2025) during the period due to weak demand from refractory and battery sectors having sufficient inventory for current production. Preliminary duties imposed by the U.S. Department of Commerce on Chinese graphite imports have added meaningful extra costs for battery manufacturers, reinforcing the push for a North American supply chain decoupling.

The EV market segment reached a record monthly high at the end of the period, with 2.1 million units sold worldwide in September 2025 (RhoMotion, October 2025). Global year-to-date growth accounts for +26%, with the U.S. sitting at +18%, China at +24%, and Europe rising to +32% while emerging economies such as Vietnam, Thailand and Brazil see very rapid growth (BloombergNEF, August 2025). The looming end of EV incentives and competitive model offerings continue to stimulate sales despite some policy changes. Analysts forecast that one in four new passenger cars sold globally in 2025 will be electric, while internal combustion engine sales are declining rapidly (BloombergNEF, August 2025).

Global energy storage installations are poised to reach another record high in 2025 – rising 23% year over year – with China and the United States leading growth despite recent policy and trade challenges (BloombergNEF, October 2025). Strong expansion is also expected in Germany, the UK, Australia, Canada, Saudi Arabia, and across Sub-Saharan Africa, supported by favorable policies, utility procurement, and evolving power market dynamics. Overall, global annual storage deployments are projected to rise, setting a new all-time high.

The global pipeline of battery production continues its gradual scale up with over 9,500 GWh planned by 2030 (Benchmark, October 2025).

With current trade and geopolitical dynamics, jurisdictions are seeking to secure access to critical minerals and refining capacities (International Energy Agency, September 2025).

»	G7 member countries adopted a Critical Minerals Action Plan aimed at strengthening and diversifying global supply chains for critical minerals, promoting transparent, rule-based markets, attracting new investment, and lessening non-competitive practices. Via its agreement with NMG, the Government of Canada intends to secure graphite for its domestic markets and stockpiling objectives, plus support allied nations and entities in building resilient and reliable supply chains.

Management Discussion and Analysis	13

»	Canada and Germany signed a joint declaration to deepen cooperation in critical mineral supply chains with commitments to investments.
»	The U.S. agreed to framework agreements with Australia, Japan, Thailand and Malaysia for securing supply in the mining and processing of critical minerals.
»	Canada is deploying a $5 billion “Buy Canada” initiative to invest in resilient supply chains and position the country as a trusted global partner in advanced manufacturing and critical resources.
»	The 2025 federal budget provides for $2 billion over five years to create the Critical Minerals Sovereign Fund, plus resources for the Major Projects Office to fast-track critical minerals extraction; envelopes targeting the development of innovative critical minerals processing technologies; and $25 billion by 2030 to expand Canada’s exports and trade development activities in sectors of strategic importance for Canada, including in critical minerals, energy, clean technology, infrastructure, and defense.
»	China has announced then temporarily paused new restrictions on the export of batteries, cathode and anode materials, rare earths and specialized equipment, raising instability and unreliability in the supply chain.

RESPONSIBILITIES

For the twelve-month rolling period ended September 30, 2025, NMG reported a total recordable injury frequency rate of 3.77 and severity rate of 1.88 at the Company’s facilities, and 0 at contractors’ worksites. There were no environmental incidents during this period.

The Company has consulted and continues to actively engage with First Nations, communities and key stakeholders as it develops its projects. Dialogue on project progression, collaboration on joint initiatives, implementation of community-specific agreements, and advancement of project-related opportunities (business, training, employment, environmental stewardship, etc.) are ongoing.

Human Capital

The Company recruited Arnaud Quatannens to the position of Senior Director of Engineering, Battery Materials Plant.
With over 20 years of international experience across the aluminum, aerospace, and battery industries, Mr. Quatannens has led complex engineering to large-scale operations. He joins NMG with a deep understanding of customer needs and market expectations in the battery sector to help scale industrial processes and bring the Phase-2 Bécancour Battery Material Plant to commercial operations.

GOVERNANCE

RISKS

The Company is dependent on future sales of graphite-based products. Although the Company has and will continue to strive to enter into sales agreements, including offtake agreements for future sales, no assurance can be given that the Company will be able to sell graphite-based products at such terms and conditions as are favourable for, or necessary to sustain the operations of the Company.  The Company has revised its offtake and joint marketing agreement initially signed with Traxys in February 2019 on October 31, 2025 (the “2025 Traxys Binding Offtake and Marketing Agreement”), for the sale of the production of flake graphite concentrate produced by the Company. Such agreement contains certain representations, terms and conditions, and no assurance can be made that such representations, terms and conditions can or will be satisfied. In addition, on October 31, 2025, the Company entered into the 2025 Panasonic Energy Binding Offtake Agreement which contain representations, terms and conditions, conditions precedent, as well as qualification requirements of the product and the commercial operations, and no assurance can be made that such representations,

Management Discussion and Analysis	14

terms and conditions can or will be satisfied. The Company operates in an industry that contains various risks and uncertainties. These offtake agreements with its customers contain conditions precedent which require the Company to have made a positive final investment decision and entered into certain other project-related agreements by certain fixed dates, failing which the customers may terminate their agreements with the Company. There can be no assurance that such terms and conditions can or will be satisfied.  The Company has entered into binding offtake and marketing term sheets with the Canadian Government which contain conditions precedent, among others, the condition to conclude definitive agreements by certain dates.  There can be no assurance that the Company will be able to conclude those definitive agreements and to conclude additional sales agreements with allied countries, including offtake agreements for future sales and, if so, there can be no guarantee as to the amount of purchase orders or commitments, the quantity of graphite represented by such orders and commitments or the timing for receiving same. Factors that may impact such orders and commitments include the ability of the Company to reliably and consistently produce graphite meeting customer requirements and confidence of customers in such ability, market conditions and demand for products requiring graphite, overall market conditions and the strength of the economy.

If the Company, for whatever reason, is not able to produce the products in accordance with the terms and specifications of any sales agreements, such noncompliance or violation, resulting in termination or damages, may have an adverse effect on the Corporation’s operations and financial position. Even if the Company is able to meet the requirements set out therein, there is no assurance that the contract counterparties will be willing or able to purchase the production at the prices or quantities they have agreed to in the offtake agreement. For a more comprehensive discussion of these inherent risks, see “Risk Factors”’ in the Company’s most recent annual information form on the Company’s profile on SEDAR+ and on EDGAR.

FINANCING

The project financing process has significantly advanced in recent months. The due diligence processes are now nearing completion, supported by specialized advisory firms, which are proceeding concurrently to assess the corporate, technical, market, and ESG components of NMG’s planned Phase-2 operations and to guide financial stakeholders’ risk assessment. The due diligence outcomes will feed into the structuring of legal documentation and a project debt package ahead of investment committee reviews. This workstream will be finalized upon having signed definitive agreements with offtakers. Negotiations on a long-form term sheet are ongoing ahead of the lenders’ respective investment committees to seek credit approval in the coming months.

With the combined offtake arrangements announced on October 31, 2025, NMG has rounded up commercial interest for close to the entire future output of flake graphite from the Phase-2 Matawinie Mine, including an initial 13,000-tpa volume of the Phase-2 Bécancour Battery Material Plant.

In light of this, NMG intends to confirm the support of its strategic investors and targeted lenders toward the project financing, either for a combined FID encompassing the Phase-2 Matawinie Mine and the Phase-2 Bécancour Battery Material Plant, or for a sequenced FID starting with the Phase-2 Matawinie Mine followed by the Phase-2 Bécancour Battery Material Plant. Considering the 2025 Panasonic Energy Binding Offtake Agreement announced on October 31, 2025, NMG is assessing the commercial and technical feasibility of an initial capacity in the Phase-2 Bécancour Battery Material Plant, with a view to efficiently fulfilling its committed volumes upon reaching either a combined FID or sequenced FID for such initial capacity of the Phase-2 Bécancour Battery Material Plant. Although management believes that FID will occur, no assurance can be given that those arrangements and expressions of interest will all become committed volumes and converted into a positive FID.

Management Discussion and Analysis	15

QUARTERLY RESULTS

During the three-month period ended September 30, 2025, the Company recorded a net loss of $76,707 (net loss of $8,062 in 2024), a basic and diluted loss per share of $0.50 (basic and diluted loss per share of $0.07 in 2024).

Description	Q3-2025	Q2-2025	Q1-2025	Q4-2024
	(note a)	(note b)	(note c)	(note d)
	$	$	$	$
Net loss	76,707	21,016	12,442	21,904
Basic loss per share	0.50	0.14	0.08	0.19
Diluted loss per share	0.50	0.14	0.08	0.19

Description	Q3-2024	Q2-2024	Q1-2024	Q4-2023
	$	$	$	$
Net loss	8,062	11,082	32,237	16,575
Basic loss per share	0.07	0.10	0.43	0.27
Diluted loss per share	0.07	0.10	0.43	0.27

a)	The net loss in Q3-2025 increased by $68,645 compared to Q3-2024, mainly due to the fair value revaluation of the derivative warrant liabilities. This revaluation resulted in a non-cash loss of $63,550 in 2025, compared to a gain in 2024, and is mainly correlated with the increase in the Company’s market share price during the quarter. Additionally, the increase in the net loss can be explained by increased activities in connection with technical audits and due diligence processes from potential lenders. These impacts were partially offset by a decrease in engineering expenses following a change in project strategy with a focus on refining engineering for an initial capacity of active anode material production of 13,000-tpa to fulfill Panasonic Energy’s offtake volume.
b)	The net loss in Q2-2025 increased by $9,934 compared to Q2-2024, mainly due to the fair value revaluation of the derivative warrant liabilities, which resulted in a gain of $14,611 in 2024 compared to a loss in 2025. Additionally, the increase can be explained by increased activities in connection with technical audits and due diligence processes for potential lenders. These impacts were partially offset by a $7,548 loss recognized in 2024 from the settlement of convertible notes with Mitsui and Pallinghurst, as well as lower share-based compensation expense in 2025 due to a revised assumption related to performance-based stock options granted to key employees, combined with the decrease in options granted to consultants.
c)	The net loss in Q1-2025 decreased by $19,795 compared to Q1-2024, mainly due to a non-cash expense of $18,638 recorded in the Q1-2024 consolidated statement of loss and comprehensive loss related to the acquisition of the Lac Guéret Property combined with lower interest expenses on the convertible note due to having only the Investissement Québec note of USD$12,500 remaining. This decrease was partially offset by the increased engineering activities in connection with the Updated Feasibility Study, published on March 31, 2025, and higher share-based compensation expenses due to options granted to key employees in April 2024 that vest upon a positive FID.
d)	The net loss in Q4-2024 increased by $5,329 compared to Q4-2023 mainly due to a loss of $5,919 related to the fair value revaluation of the derivative warrant liability and increased engineering activities in connection with the Updated Feasibility Study deliverable, which was published on March 31, 2025.

Management Discussion and Analysis	16

OTHER FINANCIAL INFORMATION

Description	September 30, 2025	December 31, 2024
	$	$
Total assets (a)	161,312	204,100
Mine under construction included in Property, plant and equipment (b)	73,814	62,479
Bécancour Battery Material Plant under construction included in Property, plant and equipment	1,218	1,175
Non-current liabilities	3,393	3,467
a)

The decrease of $42,788 in total assets between September 30, 2025, and December 31, 2024, is mainly explained by a decrease of $44,529 in Cash and cash equivalents. No additional financing was received in 2025, as the previous financing was completed in December 2024 with Canada Growth Fund and Investissement Québec. The decrease is therefore explained by a monthly cash expenditure rate of approximately $4,756. This is partially offset by a $6,678 increase in property, plant, and equipment due to investments and continued progress on the development of the Phase-2 Matawinie Mine.

b)

The increase of $11,335 in the Mine under construction between September 30, 2025, and December 31, 2024, is related to costs incurred for the Phase-2 Matawinie Mine, which have been capitalized under property, plant, and equipment. These costs are primarily associated with continued progression of the detailed engineering for both the concentrator and the mining infrastructures ($6,745), long-lead equipment deposit for the electrical substation ($377), borrowing costs ($1,683), wages and benefits ($1,273), and a deposit for the engineering and construction of the electrical powerline with Hydro-Québec ($1,250).

THREE AND NINE-MONTH PERIOD RESULTS

MINING PROJECTS EXPENSES

	For the three-month periods ended		For the nine-month periods ended
Description	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
	$	$	$	$
Wages and benefits (a)	1,325	905	3,712	2,978
Share-based compensation (b)	181	344	765	868
Consulting fees	35	20	94	63
Materials, consumables, and supplies	166	170	504	506
Maintenance and subcontracting (c)	319	126	532	414
Geology and drilling	15	—	15	—
Utilities	67	91	252	271
Depreciation and amortization	81	65	201	193
Other	79	82	226	193
Uatnan Mining Project - Exploration and evaluation expenses (d)	4	19	19	18,674
Grants	37	(2)	(5)	(29)
Tax credits	(90)	(60)	(303)	(304)
Mining projects expenses	2,219	1,760	6,012	23,827

a)The increase of $420 and $734 in wages and benefits for the three and nine-month periods ended September 30, 2025, respectively, is mainly due to new hires to support operations.

Management Discussion and Analysis	17

b)The decrease of $163 and $103 in share-based compensation expenses for the three and nine-month periods ended September 30, 2025, respectively, is mainly due to a revised assumption related to performance-based stock options granted to key employees in April 2024.
c)The increase of $193 and $118 in maintenance and subcontracting expenses for the three and nine-month periods ended September 30, 2025, respectively, is mainly due to the new ore extraction campaigns initiated during the quarter at the Phase-1 Demonstration Plant. This campaign aims to produce additional flake concentrate volumes to support supplementary product sampling and qualification efforts.
d)The decrease of $18,655 for the nine-month period ended September 30, 2025, is due to the acquisition of the Lac Guéret Property on January 31, 2024. For more details on the accounting treatment of this transaction, refer to Note 19 of the Company’s audited consolidated financial statements for the year ended December 31, 2024.

BATTERY MATERIAL PLANT PROJECT EXPENSES

	For the three-month periods ended		For the nine-month periods ended
Description	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
	$	$	$	$
Wages and benefits (a)	897	1,599	3,539	4,283
Share-based compensation	126	189	464	459
Engineering (b)	1,446	5,590	10,418	11,952
Consulting fees	44	197	500	597
Materials, consumables, and supplies (c)	160	553	821	1,743
Maintenance and subcontracting (d)	403	635	1,275	1,774
Utilities	27	76	165	355
Depreciation and amortization (e)	1,057	1,765	5,403	6,661
Other	63	63	248	206
Grants	(50)	(127)	(455)	(385)
Tax credits	(224)	(106)	(154)	(446)
Battery Material Plant project expenses	3,949	10,434	22,224	27,199

a)	The decrease of $702 and $744 in wages and benefits for the three and nine-month periods ended September 30, 2025, respectively, is mainly due to the decrease in operational activities at the Purification Demonstration Plant.
b)	The decrease of $1,534 in engineering expenses for the nine-month period ended September 30, 2025, is mainly due to increased activity in 2024 related to the Updated Feasibility Study, which was published on March 31, 2025. The decrease was partially offset by increased engineering fees related to the support of specialized Asian firms with expertise in the graphite and anode material industry. The decrease of $4,144 in engineering expenses for the three-month period ended September 30, 2025, is mainly due to the shift in project strategy, with a focus on refining engineering parameters for an initial capacity of active anode material production of 13,000-tpa to fulfill the Panasonic Energy’s offtake volume.
c)	The decrease of $393 and $922 in materials, consumables, and supplies expenses for the three and nine-month periods ended September 30, 2025, respectively, is mainly due to the decrease in operational activities at the Purification Demonstration Plant. This reduction is aligned with the decommissioning of the facility, which is now nearly complete as of Q3 2025. No employees remain on site.

Management Discussion and Analysis	18

d)	The decrease of $499 in maintenance and subcontracting expenses for the nine-month period ended September 30, 2025, is mainly due to the decrease in operational activities at the Purification Demonstration Plant, following the decommissioning of the facility.
e)	The decrease of $1,258 for the nine-month period ended September 30, 2025, is mainly due to the end of the useful life of production equipment depreciation at the Purification Demonstration Plant, as well as a depreciation adjustment of $1,013 related to a grant receivable recorded against the coating equipment. This adjustment followed the receipt of confirmation of a milestone report, which provided reasonable assurance of eligibility for the associated grants. The decrease of $708 for the three-month period ended September 30, 2025, is mainly attributable to the same depreciation adjustment related to the grant receivable for the coating equipment, partially offset by depreciation of multiple demonstration equipment units associated with the air classifier and the deagglomeration/agglomeration process. These units were placed in service during the third quarter of 2024 and the first quarter of 2025, respectively.

GENERAL AND ADMINISTRATIVE EXPENSES

	For the three-month periods ended		For the nine-month periods ended
Description	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
	$	$	$	$
Wages and benefits	2,133	1,715	5,943	5,344
Share-based compensation (a)	657	1,422	2,730	4,071
Professional fees (b)	1,334	494	3,044	2,602
Consulting fees (c)	667	505	2,493	1,393
Travelling, representation and convention	175	263	729	714
Office and administration (d)	1,680	1,202	4,263	4,128
Stock exchange, authorities, and communication	164	98	598	381
Depreciation and amortization	37	49	108	169
Loss on write-off/disposal of property, plant and equipment (e)	—	1,098	—	1,098
Other financial fees	3	19	69	27
Grants	—	—	—	(46)
General and administrative expenses	6,850	6,865	19,977	19,881

a)

The decrease of $765 and $1,341 in share-based compensation expenses for the three and nine-month periods ended September 30, 2025, respectively, is mainly due to a revised assumption related to performance-based stock options granted to key employees in April 2024, combined with a decrease in options granted to consultants.

b)

The increase in professional fees of $840 for the three-month period ended September 30, 2025, is mostly due to higher legal costs associated with progress on the project financing structure, combined with legal fees in connection with the preliminary base shelf prospectus.

c)

The increase of $1,100 in consulting fees for the nine-month period ended September 30, 2025, is mostly due to increased activities in connection with technical audits and due diligence processes related to the project financing.

d)

The increase in office and administration fees of $478 for the three-month period ended September 30, 2025, is mainly due to a milestone payment of $400 made in July 2025 under the agreement with Espace Nature Haute-Matawinie ("Espace Nature"), a non-profit organization. This project is part of NMG’s sustainable development pledge and demonstrates the Company’s commitment to a socially responsible operation that generates shared value.

Management Discussion and Analysis	19

e) The decrease of $1,098 for both the three and nine-month periods ended September 30, 2025, is related to the demolition of several cottages near the mine in August 2024. The demolition resulted in a write-off of $1,098 in the consolidated statements of loss and comprehensive loss. The land on which these cottages were built will continue to be utilized for potential future auxiliary installations that will support the mining project.

NET FINANCIAL COSTS

The $81,477 increase in financial costs for the nine-month period ended September 30, 2025, is mainly due to the fair value revaluation of derivative warrant liabilities, which resulted in a loss of $63,591 in 2025 compared to a gain in 2024. The $63,591 represents a non-cash loss, primarily attributable to the increase in NMG’s share price during the period. This increase reflects a potential inflow of funds in the event of future financing, as the warrants exercisable at US$2.38 in connection with FID became in-the-money during the period.

This increase was partially offset by lower interest and accretion expenses on the convertible notes, following the surrender and cancellation of the notes by Mitsui and Pallinghurst as part of the private placement completed on May 2, 2024. Additional offsets include a $7,548 loss on settlement of convertible notes recorded in 2024, as well as a foreign exchange gain in 2025 compared to a loss during the same period in 2024.

LIQUIDITY AND FUNDING

As at September 30, 2025, the Company’s current liabilities exceeded its current assets by $41,627, primarily due to the derivative warrant liabilities, which are recorded as a liability. However, the derivative warrant liabilities are classified as short-term liabilities due to their conversion features, which represent a potential inflow of funds should the warrants be exercised upon a final investment decision (FID).  Additionally, the Company held $61,767 in cash and cash equivalents as of September 30, 2025.

Liquidity risk is the risk that the Company encounters difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company manages its liquidity risk by using budgets that enable it to determine the amounts required to fund its exploration, evaluation, and development expenditure programs. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets or other alternative forms of financing is hindered, whether because of a downturn in stock market conditions generally or related to matters specific to the Company. The Company has historically generated cash flow primarily from its financing activities.

As at September 30, 2025, all of the Company’s current liabilities totalling $108,959 ($46,976 as at December 31, 2024) have contractual maturities of less than one year, except for the derivative warrants liabilities, which are recorded in current liabilities due to their conversion features. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

				As at September 30, 2025
	Carrying	Contractual	Remainder of	Year	Year	2028 and
	amount	cash flows	the year	2026	2027	Onward
	$	$	$	$	$	$
Accounts payable and other	11,673	11,673	11,673	—	—	—
Lease liabilities	1,813	2,032	162	649	440	781
Borrowings	828	900	75	300	300	225
Convertible Notes – Host[i]	17,152	17,402	17,402	—	—	—

[i]The Convertible Notes are translated at the spot rate as of September 30, 2025.

Management Discussion and Analysis	20

For the nine-month period ended September 30, 2025, the Company had an average monthly cash expenditure rate of approximately $4,756, including additions to property, plant and equipment, deposits to suppliers, and all operating expenses. This expenditure rate can be adjusted to preserve liquidity. The Company anticipates it will continue to have negative cash flows from operating activities in future periods, at least until commercial production is achieved. Significant additional financing will be needed to bring the Matawinie Mine and the Bécancour Battery Material Plant to commercial production.

	For the nine-month periods ended
Cash flows provided by (used in)	September 30, 2025	September 30, 2024
	$	$
Operating activities before the net change in working capital items	(36,348)	(36,267)
Net change in working capital items	4,761	1,081
Operating activities	(31,587)	(35,186)
Investing activities	(11,221)	(9,043)
Financing activities	(1,365)	64,479
Effect of exchange rate changes on cash and cash equivalents	(356)	(80)
Increase (decrease) in cash and cash equivalents	(44,529)	20,170

OPERATING ACTIVITIES

For the nine-month period ended September 30, 2025, cash outflows from operating activities totaled $31,587, while cash outflows totaled $35,186 for the same period in 2024. The net cash outflows were lower due to a positive variance in the net change in working capital items. Further details regarding the net change in working capital items are provided in note 14 of the condensed consolidated interim financial statements.

INVESTING ACTIVITIES

For the nine-month period ended September 30, 2025, cash used in investing activities totaled $11,221 whereas for the same period in 2024, investing activities totaled $9,043. The increase is mainly due to a lower balance of outstanding payables for property, plant, and equipment, due to timing of vendor payments. This is partially offset by higher grant proceeds received during the period compared to 2024.

FINANCING ACTIVITIES

For the nine-month period ended September 30, 2025, the Company had a net outflow of $1,365 related to financing, compared to a net cash inflow of $64,479 for the same period in 2024. The variance is mainly due to the closing of the private placement with GM and Panasonic for gross proceeds of $67,870 in 2024.

ADDITIONAL INFORMATION

RELATED PARTY TRANSACTIONS

The Company considers its directors and officers to be key management personnel. Transactions with key management personnel are set out as follows:

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
	$	$	$	$
Key management compensation
Wages and short-term benefits	551	540	1,441	1,660
Share-based payments	545	1,303	2,468	3,146
Board fees	203	219	673	666

Management Discussion and Analysis	21

OFF-BALANCE SHEET TRANSACTIONS

There are no off-balance sheet transactions.

CRITICAL ACCOUNTING ESTIMATES, NEW ACCOUNTING POLICIES, JUDGEMENTS AND ASSUMPTIONS

Refer to note 3 and 4 in the condensed consolidated interim unaudited financial statements for the three and nine-month periods ended September 30, 2025, and notes 3, 4, and 5 in the Company’s audited consolidated financial statements for the year ended December 31, 2024.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Refer to note 16 in the condensed consolidated interim unaudited financial statements for the three and nine-month periods ended September 30, 2025.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Refer to note 17 in the condensed consolidated interim unaudited financial statements for the three and nine-month periods ended September 30, 2025.

CAPITAL STRUCTURE

As at November 11, 2025
Common shares	152,428,205
Options	8,948,250
Warrants	83,432,538
Warrants - Convertible Notes	2,500,000
Convertible Notes	2,500,000
Other reserves - settlement of interests on Convertible Notes	1,640,693
Fully diluted	251,449,686

SUBSEQUENT EVENTS TO september 30, 2025

On October 27, 2025, the Company amended IQ’s convertible note, primarily by extending the maturity date by one year — from November 8, 2025 to November 8, 2026. As part of the amendment, the interest rate was increased (starting November 9, 2025) to the greater of the 3-month CME Term SOFR plus 7% and 7%, representing an increase of 2% compared to the previous terms.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Company have designed, or caused to be designed, disclosure controls and procedures ("DC&P") under their supervision, to provide reasonable assurance that material information pertaining to the Company is promptly communicated to Management, particularly during the period in which the filings are being prepared. These procedures ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Internal Controls over Financial Reporting

Management Discussion and Analysis	22

Internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS Accounting Standards. Management is also responsible for the design of the Company's internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

There have been no changes in the Company's ICFR that occurred during the period beginning on January 1, 2025, and ending on September 30, 2025, which have materially affected or are reasonably likely to materially affect the company’s ICFR. The CEO and CFO have signed form 52‐109F2, Certification of Interim Filings, which can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable, and not absolute, assurance with respect to the reliability of the financial reporting and financial statements preparation. Accordingly, management, including the CEO and CFO, does not expect that the internal controls over financial reporting of the Company will prevent or detect all errors and all frauds. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The control framework used to evaluate the effectiveness of the design and operation of the Company's internal controls over financial reporting is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

Additional information on the Company is available through regular filings of press releases, financial statements, and the most recent annual information form on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). These documents and other information about NMG may also be found on our website at www.nmg.com.

November 11, 2025

/s/ Eric Desaulniers	/s/ Charles-Olivier Tarte
Eric Desaulniers, géo., M.Sc.	Charles-Olivier Tarte, CPA
President and Chief Executive Officer	Chief Financial Officer

Management Discussion and Analysis	23